City Holding Company Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **04-25-2007**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 25, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

E. M. (Ned) Payne III, Chairman of the Board of City Holding Company (the "Company"), retired from the Board of Directors concurrent with the expiration of his current term of office on April 25, 2007 at the 2007 Annual Meeting of Shareholders due to the mandatory retirement age provisions of the Company's bylaws.

Section 8 - Other Events

Item 8.01 Other Events.

The Company held its Annual Meeting of Shareholders on April 25, 2007 at which time shareholders were asked to consider the following two proposals, which were more fully described in the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 23, 2007:

1. To elect one Class I director to serve for a term of two years and five Class II directors to serve for a term of three years.

2. To ratify the Board of Directors' appointment of Ernst & Young LLP as the independent registered public accounting firm for City Holding Company for 2007.

The tabulation of votes were as follows:

1. Election of one Class I director and five Class II directors to the Board of Directors:

Director/Nominee	Votes For	Votes Withheld
John R. Elliot	14,264,147	177,649
Oshel B. Craigo	9,605,496	4,836,300
William H. File III	14,227,831	213,965
Tracy W. Hylton II	14,157,160	284,636
C. Dallas Kayser	14,193,196	248,600
Sharon H. Rowe	14,226,810	214,986

There were no broker non-votes in the election of directors.

2. Ratification of the Audit Committee and Board of Directors' appointment of Ernst & Young LLP as independent registered public accounting firm for City Holding Company for 2007.

Votes For	Against	Abstain
14,260,168	132,147	49,481

There were no broker non-votes in the ratification of independent registered public accounting firm.

At the organizational meeting of directors immediately following the 2007 Annual Meeting of Shareholders, the Board of Directors elected Philip L. McLaughlin as Chairman of the Board of both City Holding Company and its wholly-owned subsidiary, City National Bank of West Virginia. The directors unanimously selected Mr. McLaughlin to succeed Mr. Payne as Chairman citing his strong banking background, his knowledge of the Company and his previous experience as Chairman.

A native of Lewisburg, West Virginia, Mr. McLaughlin graduated from Greenbrier Military School and received a Bachelor of Arts degree in mathematics from the College of William and Mary University, Williamsburg, Virginia. He also completed the Stonier Graduate School of Banking program at Rutgers University. Mr. McLaughlin joined City Holding Company in December 1998 through the merger of Horizon Bancorp, Inc. into City Holding Company. He previously served as Chairman of the Board of City Holding Company from 1998 to 2002; president and chief operating officer and director of Horizon Bancorp, Inc., Beckley, West Virginia from 1993 to 1998; and president and chief executive officer and director of Greenbrier Valley National Bank, Lewisburg, West Virginia from 1971 to 1998.

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: May 1, 2007

City Holding Company

By: /s/ David L. Bumgarner

David L. Bumgarner
Chief Financial Officer